Exhibit (d)(12)

CHILDREN’S TERM INSURANCE RIDER

Insured Child(ren)

Each of the children described below is an Insured Child from age 15 days until the earlier of the child’s 22nd birthday or the Insured’s Attained Age 65:

1.	A child born to the Insured or legally adopted by the Insured, listed in the application, who has not yet reached his or her 20th birthday on the effective date of this Rider;

2.	a future child born to the Insured;

3.	a future child legally adopted by the Insured before the child is age 20 and before the Insured is age 63; and

4.	is not excluded by an endorsement to the policy to which this Rider is attached.

Benefits

A.

Upon receipt of due proof of the death of an Insured Child that is acceptable to Us, while this Rider is In Force, We will pay to the Beneficiary the Children’s Term Insurance Rider Benefit Amount shown on the Policy Specifications page(s).

B.	Upon receipt of due proof of the Insured’s death that is acceptable to Us, while this Rider is In Force, We will provide paid up term insurance to age 22 on each Insured Child.

This paid up term insurance may be surrendered at any time prior to the Insured Child’s 22nd birthday. The surrender value will be the net single premium necessary to continue the child’s insurance. The basis for the net single premium is:

1.	The Nonforfeiture Interest Rate stated on the Policy Specifications page(s);

2.	[2017 sex-distinct Commissioners Standard Ordinary composite ultimate Mortality Table, except for unisex issues which will use the table for males ];

3.	age last birthday;

4.	the assumption that death occurs at the end of the policy year; and

5.	if the paid up term insurance is surrendered within 30 days after a Policy Anniversary, the value available shall not be less than the value available on that Policy Anniversary.

Beneficiary

The Insured is the Beneficiary under this Rider. At the time of the Insured’s death, the Policy Owner will become the Beneficiary and Policy Owner of the paid up term insurance on each Insured Child.

Premium (Whole Life & Term)

If this Rider is attached to a whole life or term policy, the premium for this Rider is shown on the Policy Specifications page(s).

Risk Charge (Universal Life)

If this Rider is attached to a universal life policy (also known as adjustable life), the Risk Charge for this Rider is part of the Monthly Deduction for the policy. The Guaranteed Maximum Monthly Risk Charge for this Rider is shown on the Policy Specifications page(s). We may charge less than the Maximum Monthly Risk Charge in any month, at Our sole discretion.

Waiver of Premium or Risk Charges

If the Premium or Monthly Deduction for the policy is being waived under the provision of any rider attached to the policy, the Premium or Risk Charges, as applicable, for this Rider will also be waived.

Conversion Privilege

While the policy and Rider are In Force on a premium paying basis, the insurance on each Insured Child may be converted to any permanent plan that We make available for conversion. This conversion is subject to the following terms:

1.

The new policy will be based on the Insured Child’s Attained Age on the date it takes effect. The new policy will contain the provisions then being included in new policies. It will be based on the policy minimums and rates in effect at that time.

2.

The amount of the policy may not exceed $1000 for each $1000 of insurance provided by this Rider. If the conversion is made within 31 days following the earlier of the Insured Child’s 22nd birthday or the Insured’s Attained Age 65, the amount of the new policy may not exceed $5000 for each $1000 of insurance provided by this Rider.

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3.	If the premium for this Rider is being waived under the Waiver of Premium Rider on the date of conversion, the premium for the new policy will not continue to be waived.

4.

Evidence of Insurability will not be required for the new policy. It will be required for: a. Accidental Death Benefits, or b. disability benefits, or c. any other benefits that increase the insurance risk.

5.

The Incontestability and Suicide provisions attributable to the coverage converted will run from the date of the original policy or subsequent reinstatement. If the new policy includes additional coverage for which Evidence of Insurability was given, new Incontestability and Suicide provisions will apply to that coverage.

6.	We must receive the Policy Owner’s Signed Request for conversion during the Insured Child’s lifetime while the policy and Rider are In Force or within 31 days of the end of this Rider.

7.	The required premium and the policy must accompany the request for conversion. We will endorse this Rider to exclude the child with the new policy and return the policy to the Policy Owner.

Upon receipt of due proof that the death of an Insured Child eligible to be insured under a new policy occurred during the 31 days following the expiry of the child’s insurance under this Rider and before any new policy had become effective, We will pay to the Beneficiary the amount which would have been paid if such Child’s Term Insurance had not been expired.

Incontestability

Subject to the terms of the Incontestability provision of the policy to which this Rider is attached, We will not contest this Rider after it has been In Force during the Insured’s lifetime for two years from its Issue Date.

If the policy lapses and is subsequently reinstated, We will not contest this Rider based upon any statements on the reinstatement application after this Rider has been In Force during the Insured’s lifetime for two years after its date of reinstatement.

Reinstatement

The Reinstatement provision of the policy shall apply to this Rider. Any reinstatement of this Rider will be subject to Evidence of Insurability of the Insured and that of each Insured Child.

Guaranteed Values

This Rider does not increase or decrease any Guaranteed Values of the policy. The Rider does not have cash values or loan values.

Termination of Rider

This Rider will end the earliest of when:

1.	the Insured reaches Attained Age 65;

2.	You notify Us that the youngest Insured Child covered by this Rider has reached age 22;

3.	the Conversion Privilege of this Rider has been exercised for all Insured Children;

4.	a Nonforfeiture Option of the policy goes into effect;

5.	the Entire Policy Contract ends for any reason;

6.	You notify Us that the last surviving Insured Child died; or

7.	We receive Your Signed Request to terminate this Rider.

This Rider is subject to all the terms of the policy to which it is attached, except as modified in this Rider. No agent has the authority to change this Rider or to waive any of its provisions.

Attached to the policy and made a part of the Entire Policy Contract effective as of the Issue Date of this Rider.

FARMERS NEW WORLD LIFE INSURANCE COMPANY

/s/ Diane C. Davis	/s/ Garrett B. Paddor
Diane C. Davis President	Garrett B. Paddor Secretary

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